Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KANZHUN LIMITED (the “Company”). Prospective investors should read the listing document dated December 16, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiary, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors-Risks Relating to Our Shares and Our ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the Nasdaq

and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity number

Joint Sponsors

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the Nasdaq and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 16, 2022 (the “Formal Notice”) issued by the Company before deciding to invest in the Class A Ordinary Shares or the ADSs.

INTRODUCTION

We refer to the Listing Document and the Formal Notice issued by the Company.

As at December 16, 2022, there are 863,643,906 ordinary shares issued and outstanding, comprising of 722,813,505 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 26,509,598 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NASDAQ

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Investor Education – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing two Class A Ordinary Shares) on the Nasdaq, including the daily high, low, closing price and trading volume, for the trading days on the Nasdaq from December 7, 2022 (i.e. the trading day of the Nasdaq immediately following the Latest Practicable Date) to December 16, 2022, being the trading day of the Nasdaq immediately before the date of this announcement:

			ADS Price
								As % of
								total
							Trading	issued
Date	Day high		Day low		Closing Price		Volume	shares
		Equivalent		Equivalent		Equivalent	(in
		to HK$		to HK$		to HK$	millions)
	USD	per share	USD	per share	USD	per share	(ADSs)
December 7, 2022	19.20	149.16	18.12	140.77	18.81	146.13	5.35	1.24%
December 8, 2022	20.58	159.89	19.69	152.97	20.09	156.08	5.35	1.24%
December 9, 2022	21.36	165.95	20.03	155.61	20.07	155.92	8.24	1.91%
December 12, 2022	20.10	156.16	18.61	144.58	18.89	146.76	2.53	0.59%
December 13, 2022	21.08	163.77	19.81	153.90	19.91	154.68	4.04	0.94%
December 14, 2022	20.59	159.96	19.35	150.33	19.88	154.45	2.87	0.67%
December 15, 2022	20.68	160.62	19.09	148.31	19.35	150.33	3.49	0.81%
December 16, 2022	19.78	153.67	19.06	148.08	19.15	148.78	2.27	0.53%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A Ordinary Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the Nasdaq. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document) and the Formal Notice issued by the Company before deciding to invest in the Class A Ordinary Shares or the ADSs.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document, upon the Listing and during the Designated Period (being a period of 30-calendar-day commencing on the Listing Date), the Designated Dealer, Goldman Sachs (Asia) Securities Limited, on its own account, will seek to undertake, or, under the circumstance that the trades cannot be undertaken by the Designated Dealer as a result of technical failures, request the Alternate Designated Dealer, Haitong International Securities Company Limited, to undertake certain trading activities in circumstances as described in that section. Such arbitrage activities are expected to contribute to the liquidity of trading in the Class A ordinary shares in the Hong Kong market upon the Listing as well as reduce potential material divergence between the prices of Class A Ordinary Shares in the Hong Kong market and the prices of ADSs on the Nasdaq.

Same as previously disclosed in the Formal Notice, each of the Designated Dealer and the Alternate Designated Dealer has set up a designated dealer identity number, being 7693 and 7694, respectively, solely for the purposes of carrying out arbitrage trades, covered short-sales and other trades in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number(s) will be disclosed as soon as practicable by way of announcement on both the Hong Kong Stock Exchange’s website at www.hkexnews.hk and the Company’s website at ir.zhipin.com on or before the first day of the Designated Period.

FURTHER ANNOUNCEMENTS

Dealings in the Class A Ordinary Shares on the Hong Kong Stock Exchange are expected to commence on Thursday, December 22, 2022. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange and the Company on December 20, 2022, December 21, 2022 and not later than 8:30 a.m., Hong Kong time, on December 22, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the Nasdaq.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date (Hong Kong time), release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of (a) the number of Class A Ordinary Shares to be transferred to Hong Kong prior to the Listing; and (b) the total number of Class A Ordinary shares which will be registered on the Hong Kong share register.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Executive Director, Chairman and Chief
Executive Officer

Hong Kong, December 19, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang, and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7690. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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